Exhibit 99.1

Press Release

GasLog Partners LP Reports Financial Results for the Three-Month Period Ended June 30, 2020 and Declares Cash Distribution

Piraeus, Greece, August 5, 2020, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP), an international owner and operator of liquefied natural gas (“LNG”) carriers, today reported its financial results for the three-month period ended June 30, 2020.

Highlights

•                  Post quarter-end, refinanced 2021 debt maturities in full with two new credit facilities representing a total of $454.0 million and delivering $14.9 million of incremental liquidity.

•                  Re-chartered the Methane Shirley Elisabeth for a period of approximately two years with Singapore Carbon Hydrogen Energy Pte. Ltd., a wholly owned subsidiary of JOVO Group (“JOVO”), a leading independent energy company in China.

•                  Published the Partnership’s inaugural Sustainability Report for 2019 on June 11, 2020.

•                  Announced organizational changes in relation to our senior management, the board of directors and GasLog Ltd.’s (“GasLog”) Stamford office, aiming to enhance execution and efficiency and to reduce overhead costs.

•                  As of June 30, 2020, recognized a non-cash impairment loss of $18.8 million in aggregate on certain of our steam turbine propulsion (“Steam”) vessels.

•                  Quarterly IFRS (as defined below) and Partnership Performance Results(1) for Revenues, Profit, Adjusted Profit(2) and Adjusted EBITDA(2) of $84.4 million, $8.2 million, $25.6 million and $60.4 million, respectively.

•                  Quarterly Earnings/(loss) per unit (“EPU”) - common (basic) and Adjusted EPU(2) - common (basic) of $0.01 and $0.38, respectively.

•                  Declared cash distribution of $0.125 per common unit for the second quarter of 2020, unchanged from the first quarter of 2020.

•                  Distribution coverage ratio(3) of 4.2x.

(1)             Partnership Performance Results represent the results attributable to GasLog Partners which are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog Partners’ financial results presented in accordance with IFRS. For the definitions of these measures with respect to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

(2)             Adjusted Profit, Adjusted EBITDA and Adjusted EPU are non-GAAP financial measures and should not be used in isolation or as substitutes for GasLog Partners’ financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

(3)             Distribution coverage ratio represents the ratio of Distributable cash flow to the cash distribution declared. Distributable cash flow is a non-GAAP financial measure and should not be used in isolation or as a substitute for GasLog Partners’ financial results presented in accordance with IFRS. For the definition and reconciliation of Distributable cash flow to the most directly comparable financial measure calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

CEO Statement

Mr. Andrew Orekar, Chief Executive Officer, commented: “I am pleased to announce another solid quarter for the Partnership, delivered despite the continued challenges presented by the COVID-19 pandemic. There remains significant uncertainty in our operating and commercial environment as a result of COVID-19, and in response the Partnership continues to seek ways to increase vessel utilization while our capital allocation prioritizes debt repayment.

To this end, in the second quarter of 2020, we signed a new, two-year time charter for one of our Steam vessels, increasing our charter coverage to 86% for the remainder of 2020 and 59% for 2021, and retired $23.1 million of debt, bringing our total for the year-to-date to $55.8 million. We also published our inaugural Sustainability Report for 2019, in which we highlight our clear vision and commitment from our board of directors to a sustainability strategy.

In July, we closed $454.0 million of new debt facilities, successfully refinancing our 2021 debt maturities in full. The refinancing provides an incremental $14.9 million of liquidity and, following the transaction, the Partnership’s nearest debt maturity is not until 2024.

Lastly, today we are announcing a distribution of $0.125 per common unit for the second quarter, unchanged from the first quarter of 2020, and a 33% payout of our Adjusted EPU.”

COVID-19 Update

Given the current uncertainty in relation to COVID-19, we have disclosed certain risks and uncertainties in our Form 6-K for the three months ended June 30, 2020 (refer to Exhibit 99.2), which also updates the risk factors described in our Annual Report on Form 20-F filed with the SEC on March 3, 2020 and Quarterly Report on Form 6-K filed with the SEC on May 7, 2020.

Operational update

GasLog Partners’ and GasLog’s focus continues to be on ensuring the health and safety of our employees while providing safe and reliable operations for our customers.

•                  Beginning on June 1, 2020, employees at our Piraeus, Greece location returned to the office on a rotational basis at a capacity of approximately 50.0%. Piraeus office personnel have been provided with the appropriate personal protective equipment and modifications were made to the office’s floor plan to ensure social distancing; plexiglass dividers were installed and enhanced cleaning procedures have been enacted. All other onshore locations continue under a “work from home” policy in accordance with local guidelines and regulations;

•                  Crew changes continue to be planned at every opportunity and to date GasLog has been able to rotate approximately 80.0% of the officers and a smaller percentage of the other ranks. The majority of the crew rotation difficulties we face, are due to continued lockdowns in Singapore and the Philippines; and

•                  As a result of these measures, and the dedication of employees onshore and aboard our vessels, approximately 100% of our fleet continues to be available for commercial use.

Commercial update

COVID-19 placed downward pressure on economic activity and energy demand during the second quarter and there remains significant uncertainty regarding near-term LNG demand and, therefore, LNG shipping requirements.

•                  The Partnership’s charter coverage for the remainder of 2020 is 86%;

•                  The combined impact of COVID-19 and normal seasonality has led to greater volatility in spot rates; and

•                  The utilization and earnings of our vessels trading in the spot market may be materially lower than their earnings under their initial multi-year charters.

Financial update

COVID-19 has had a sustained impact on global capital and bank credit markets, affecting access, timing and cost of capital.

•                  Notwithstanding COVID-19, we have refinanced in full the Partnership’s debt maturities due in 2021 with two new credit facilities representing a total of $454.0 million, strengthening the balance sheet and delivering $14.9 million of incremental liquidity to the Partnership.

•                  As of June 30, 2020, we recognized a non-cash impairment loss of $18.8 million in aggregate on certain of our Steam vessels due to uncertainty regarding the effects of COVID-19 in the short-term spot market, as discussed in the Commercial update above.

Financial Summary

	IFRS Common Control Reported Results(1) and Partnership Performance Results(2)
	For the three months ended				% Change from
(All amounts expressed in thousands of U.S. dollars)	June 30, 2019		March 31, 2020	June 30, 2020	June 30, 2019		March 31, 2020
Revenues	91,805		91,353	84,448	(8%	)	(8%	)
Profit	19,143		14,169	8,213	(57%	)	(42%	)
EPU, common (basic)	0.25		0.14	0.01	(95%	)	(90%	)
Adjusted Profit(3)	27,789		27,821	25,619	(8%	)	(8%	)
Adjusted EBITDA(3)	67,503	`	64,201	60,350	(11%	)	(6%	)
Adjusted EPU, common (basic)(3)	0.44		0.42	0.38	(14%	)	(11%	)
Distributable cash flow(3)	29,399		27,356	25,328	(14%	)	(7%	)
Cash distributions declared	26,640		5,967	5,970	(78%	)	0%

(1)             “IFRS Common Control Reported Results” represent the results of GasLog Partners in accordance with IFRS. Such results include amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfers to GasLog Partners from GasLog, as the transfers of such vessels were accounted for as reorganizations of entities under common control for IFRS accounting purposes. The unaudited condensed consolidated financial statements of the Partnership accompanying this press release are prepared under IFRS on this basis.

(2)             “Partnership Performance Results” represent the results attributable to GasLog Partners. Such results are non-GAAP measures and exclude amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfers to GasLog Partners from GasLog, as the Partnership is not entitled to the cash or results generated in the periods prior to such transfers. Such results are included in the GasLog Partners’ results in accordance with IFRS because the transfers of the vessel owning entities by GasLog to the Partnership represent reorganizations of entities under common control and the Partnership reflects such transfers retroactively under IFRS. GasLog Partners believes that these non-GAAP financial measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership necessary to understand the underlying basis for the calculations of the quarterly distribution and earnings per unit, which similarly exclude the results of vessels prior to their transfers to the Partnership. These non-GAAP financial measures should not be viewed in isolation or as substitutes to the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results. For the definitions of these measurements with respect to the most directly comparable financial measures presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

(3)             Adjusted Profit, Adjusted EBITDA, Adjusted EPU and Distributable cash flow are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog Partners’ financial results presented in accordance with IFRS. For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

There were 1,318 revenue operating days for the quarter ended June 30, 2020 compared to 1,273 revenue operating days for the quarter ended March 31, 2020 and 1,340 revenue operating days for the quarter ended June 30, 2019.

The decrease in profit in the second quarter of 2020 as compared to the same period in 2019 is mainly attributable to a non-cash impairment loss of $18.8 million recognized on certain of the Partnership’s Steam vessels in the three months ended June 30, 2020 (refer to “Impairment Loss on Vessels” below), partially offset by a $10.1 million net decrease in loss from the mark-to-market valuation of the derivatives attributable to the Partnership, which were carried at fair value through profit or loss.

The decrease in profit in the second quarter of 2020 as compared to the first quarter of 2020 is mainly attributable to the non-cash impairment loss mentioned above, partially offset by a decrease of $15.1 million in mark-to-market loss on derivatives.

The decrease in Adjusted EBITDA in the second quarter of 2020 as compared to the same period in 2019 is mainly attributable to a decrease in revenues of $7.4 million, due in part to the expirations of the initial multi-year time charters of the Methane Jane Elizabeth, the Methane Alison Victoria and the Methane Rita Andrea in October 2019, January 2020 and April 2020, respectively, which reflects the increased volatility in spot rates in the second quarter of 2020. This was partially offset by a net decrease of $0.9 million in vessel operating costs and voyage expenses and commissions, as well as a decrease of $0.3 million in general and administrative expenses.

The decrease in Adjusted EBITDA in the second quarter of 2020 as compared to the first quarter of 2020 is mainly attributable to a decrease in revenues of $6.9 million, due in part to the expirations of the time charters of the Methane Rita Andrea and the GasLog Sydney in April 2020 and May 2020, respectively, which reflects the combined impact of COVID-19 and normal seasonality that has led to greater volatility in spot rates in the second quarter of 2020. This was partially offset by a decrease of $3.3 million in vessel operating costs and voyage expenses and commissions.

Debt Refinancing

On July 16, 2020, GasLog Partners entered into a credit agreement of $260.3 million with BNP Paribas, Credit Suisse AG and Alpha Bank S.A., each an original lender, with BNP Paribas acting as security agent and trustee for and on behalf of the other finance parties mentioned above, in order to refinance the existing indebtedness due in 2021 on three of its vessels. The facility will amortize over ten equal semi-annual installments of $8.6 million beginning in January 2021, with a final balloon amount of $174.3 million payable concurrently with the last installment in July 2025. Interest on the facility will be payable at a rate of U.S. dollar (“USD”) London Interbank Offered Rate (“LIBOR”) plus a margin. The relevant amount of $260.3 million was drawn on July 21, 2020, out of which $258.5 million was used to refinance the outstanding indebtedness of GAS-twenty Ltd., GAS-seven Ltd. and GAS-eight Ltd., the respective entities owning the Methane Shirley Elisabeth, the GasLog Seattle and the Solaris.

Also on July 16, 2020, GasLog Partners entered into a credit agreement of $193.7 million with DNB Bank ASA, London Branch, and ING Bank N.V., London Branch, each an original lender, with DNB Bank ASA, London Branch acting as security agent and trustee for and on behalf of the other finance parties mentioned above, in order to refinance the existing indebtedness due in 2021 on three of its vessels. The facility will amortize over ten equal semi-annual installments of $8.6 million beginning in January 2021, with a final balloon amount of $107.7 million payable concurrently with the last installment in July 2025. Interest on the facility will be payable at a rate of USD LIBOR plus a margin. DNB Bank ASA, London Branch and ING Bank N.V., London Branch were also registered as hedging providers under the facility. The relevant amount of $193.7 million was drawn on July 21, 2020, out of which $174.9 million was used to refinance the outstanding indebtedness of GAS-nineteen Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd., the respective entities owning the Methane Alison Victoria, the Methane Heather Sally and the Methane Becki Anne. Finally, in July 2020, the Partnership entered into four new interest rate swap agreements with an aggregate notional amount of $133.3 million due in 2024 and 2025 with the hedging providers under the facility.

The signing and closing of the two credit facilities described above was completed during a time of unprecedented uncertainty in credit and bank markets and saw participation from new and existing lenders, which underscores the strength and scale of our platform to attract new capital providers, refinance in full our debt maturities due in 2021, strengthen the balance sheet and create additional liquidity.

Methane Shirley Elisabeth New Charter Agreement

On June 2, 2020, GasLog Partners entered into a new time charter agreement for the Methane Shirley Elisabeth, a 145,000 cubic meters (“cbm”) Steam LNG carrier built in 2007, with a subsidiary of JOVO, a leading independent energy company in China. The charter commenced on July 12, 2020 and has a duration of approximately two years.

Inaugural Sustainability Report

On June 11, 2020, the Partnership issued its inaugural 2019 Sustainability Report. Although the Partnership relies on GasLog for the management and operations of its fleet, the report presents GasLog Partners’ strategy and commitment toward environmental, social and governance (“ESG”) practices. In addition, the report is transparent in its presentation of operational data, detailing vessel-by-vessel CO2 emissions, fleetwide methane emission and efficiency indices and also presents the numerous Key Performance Indicators underscoring our ESG commitment. A copy of the report can be found on our website at www.gaslogmlp.com/investors/sustainability.

GasLog Organizational Update

Following previous GasLog’s announcements to relocate more of its employees including several members of senior management to Piraeus, Greece, home of our operational platform, in order to enhance execution, efficiency and operational excellence and to reduce overhead costs, we have decided to expand this plan to include GasLog Partners and GasLog’s Stamford office. In addition, we have taken steps to reduce the size of the Partnership’s board of directors from seven members to five and GasLog will be closing its Stamford, Connecticut office.

Chief Executive Officer (“CEO”) Transition

Andrew Orekar, CEO of GasLog Partners, has informed the Partnership that, as a result of the relocation of his role to Piraeus, Greece, he will be stepping down from his position on September 15, 2020. Paul Wogan, currently CEO of GasLog, will also assume the responsibilities of CEO of GasLog Partners on September 16, 2020. Please see today’s separate press release on this matter.

Impairment Loss on Vessels

As of June 30, 2020, the Partnership recognized a non-cash impairment loss of $18.8 million in aggregate on certain of its Steam vessels. The COVID-19 pandemic placed downward pressure on economic activity and energy demand, as well as significant uncertainty regarding future near-term LNG demand and, therefore LNG shipping requirements. This has reduced our expectations for the estimated rates at which employment for our vessels could be secured over the near-term in the spot market. The non-cash impairment loss of $18.8 million was recognized with respect to the Methane Rita Andrea, the Methane Shirley Elisabeth and the Methane Heather Sally.

Preference Unit Distributions

On May 14, 2020, the board of directors of GasLog Partners  approved and declared a distribution on the 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series A Preference Units”) of $0.5390625 per preference unit, a distribution on the 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series B Preference Units”) of $0.5125 per preference unit and a distribution on the 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series C Preference Units”) of $0.53125 per preference unit. The aggregate cash distributions of $7,582 were paid on June 15, 2020 to all unitholders of record as of June 8, 2020.

Common Unit Distribution

On August 4, 2020, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.125 per common unit for the quarter ended June 30, 2020. The cash distribution is payable on August 20, 2020 to all unitholders of record as of August 17, 2020.

Unit Repurchase Programme

On February 5, 2020, the board of directors of GasLog Partners authorized a renewal of the Partnership’s unit repurchase programme, taking the total authority outstanding under the programme to $25.0 million which may be utilized from February 10, 2020 to December 31, 2021. In the three months ended June 30, 2020, GasLog Partners did not repurchase or cancel any of the Partnership’s common units.

ATM Common Equity Offering Programme (“ATM Programme”)

No issuances of common units were made in the first six months of 2020 under the Partnership’s ATM Programme of up to $250.0 million. Since the commencement of the ATM Programme through August 5, 2020, GasLog Partners has issued and received payment for a total of 5,291,304 common units, with cumulative gross proceeds of $123.4 million at a weighted average price of $23.33 per unit and net proceeds of $121.2 million. In connection with the issuance of common units under the ATM Programme during this period, the Partnership also issued 107,987 general partner units to its general partner. The net proceeds from the issuance of the general partner units were $2.5 million.

Liquidity and Financing

As of June 30, 2020, we had $72.2 million of cash and cash equivalents, of which $53.3 million was held in current accounts and $18.9 million was held in time deposits with an original duration of less than three months. As of June 30, 2020, an amount of $15.0 million was held as cash collateral with respect to our derivative instruments with GasLog, pursuant to a Credit Support Annex entered into between GasLog Partners and GasLog in March 2020, which has a maximum cash collateral requirement of $15.0 million and a termination date of December 31, 2020.

As of June 30, 2020, we had an aggregate of $1,319.1 million of borrowings outstanding under our credit facilities, of which $313.0 million is repayable within one year. On July 21, 2020, we drew down $454.0 million under the new facilities entered into on July 16, 2020 and prepaid in full an amount of $433.4 million of aggregate outstanding debt, which would have been due in April and July 2021. In addition, as of June 30, 2020, we had unused availability under our revolving credit facilities of $30.0 million.

The Partnership has entered into six interest rate swap agreements with GasLog at a notional value of $625.0 million in aggregate, maturing between 2020 and 2024. As a result of its hedging agreements, the Partnership has hedged 46.8% of its floating interest rate exposure on its outstanding debt as of June 30, 2020, at a weighted average interest rate of approximately 1.9% (excluding margin).

As part of the closing of the Partnership’s refinancing in July 2020, the Partnership entered into four new interest rate swap agreements with an aggregate notional amount of $133.3 million due in 2024 and 2025 with the facility lenders DNB Bank ASA, London Branch and ING Bank N.V., London Branch, all secured under the GasLog Partners’ $193.7 million facility agreement signed on July 16, 2020 in relation to the GAS-nineteen Ltd., the GAS-twenty Ltd. and the GAS-twenty seven Ltd., the vessel owning entities of the Methane Alison Victoria, the Methane Heather Sally and the Methane Becki Anne.

Furthermore, the Partnership has in place six forward foreign exchange contracts with GasLog with a notional value of €9.6 million and 3 forward foreign exchange contracts with GasLog with a notional value of Singapore $0.8 million, with staggered maturities within 2020, to mitigate its foreign exchange transaction exposure in its operating expenses.

As of June 30, 2020, our current assets totaled $105.9 million and current liabilities totaled $387.2 million, resulting in a negative working capital position of $281.3 million. Current liabilities include $318.3 million of loans due within one year, $243.0 million of which was refinanced on July 16, 2020. Management monitors the Partnership’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including debt service commitments, and to monitor compliance with the financial covenants within its loan facilities. Taking into account current and expected volatile commercial and financial market conditions, we anticipate that our primary sources of funds over the next 12 months will be available cash, cash from operations and existing debt, including the credit agreements entered into on July 16, 2020, which refinanced in full the debt maturities due in 2021. We believe that these anticipated sources of funds will be sufficient to meet our liquidity needs and to comply with our banking covenants for at least 12 months from the end of the reporting period. Additionally, we may enter into new debt facilities in the future, as well as public equity or debt instruments, although there can be no assurance that we will be able to obtain additional debt or equity financing on terms acceptable to us, which will also depend on financial, commercial and other factors, as well as a significant recovery in capital market conditions, that are beyond our control.

LNG Market Update and Outlook

LNG demand was 86 million tonnes (“mt”) in the second quarter of 2020, according to Poten, compared to 87 mt in the second quarter of 2019, or a decrease of approximately 2%. More specifically, Chinese LNG demand was 16 mt in the second quarter of 2020, an increase of 20% year-over-year, while demand from the Middle East was 5 mt, growing over 1 mt, or 39%. In contrast, demand from Asia, excluding China, declined by 4 mt, or 8%, and demand from Europe declined by approximately 1 mt or 3%.

Global LNG supply was approximately 89 mt in the first quarter of 2020, an increase of 2 mt over the second quarter of 2019, or 2%, according to Poten. Supply from the United States (“U.S.”) increased over 3 mt, or 39%, the result of production increase from new large projects including Cameron and Freeport, while re-exports out of Europe increased by 2 mt, or over 140%. This growth was offset by declines out of the Middle East and North Africa, where supply decreased by over 2 mt, or 8%. Looking ahead, approximately 94 mt of new LNG capacity is expected to begin production during 2020-2025, according to estimates from Wood Mackenzie.

In the LNG shipping spot market, tri-fuel diesel electric vessel (“TFDE”) headline rates, as reported by Clarksons, averaged $35,000 per day in the second quarter of 2020, a decrease from the averages of $57,000 in the first quarter of 2020 and $49,000 in the second quarter of 2019. Headline spot rates for Steam vessels averaged $23,000 per day in the second quarter of 2020, a decrease from the averages of $40,000 per day in the first quarter of 2020 and $33,000 per day in the second quarter of 2019. Headline spot rates in the second quarter were negatively impacted by declines in LNG demand due, in part, to ongoing impacts from the COVID-19 outbreak to the global economy as well as high inventories of natural gas and LNG, particularly in Europe, which limited opportunities for LNG arbitrage trading between Atlantic and Pacific basins. Clarksons currently assesses headline spot rates for TFDE and Steam LNG carriers at $36,500 per day and $23,000 per day, respectively.

Although many economies around the world have begun to reopen in various stages, the COVID-19 outbreak continues to create high levels of uncertainty for LNG demand and, therefore, LNG shipping, at least through the near-term. In addition, global gas prices and gas price differentials between the Atlantic and Pacific basins remain near their historic lows, limiting the opportunities for inter-basin trading, as evidenced by the reported cancellation of over 100 cargoes out of the U.S. during the third quarter of 2020. These factors, when combined with scheduled deliveries to the global fleet and usual seasonal trading patterns, have the potential to keep downward pressure on rates in the spot and short-term shipping markets over the near-term. Further ahead, futures curves for global natural gas prices indicate the potential for higher LNG demand and the resumption of inter-basin trading during the Northern Hemisphere winter, which if realized, would be expected to translate into higher utilization for the global LNG carrier fleet.

As of July 31, 2020, the orderbook totals 109 dedicated LNG carriers (>100,000 cbm), according to estimates from Poten, representing 20% of the on-the-water fleet. Of these, 70 vessels (or 64%) have multi-year charters. Orders for newbuild LNG carriers are on pace for their lowest annual total since 2017 as just 6 newbuildings have been ordered so far in 2020, all of which are chartered under multi-year contracts.

Conference Call

GasLog Partners and GasLog will host a joint conference call to discuss their results for the second quarter of 2020 at 8.30 a.m. EDT (3.30 p.m. EEST) on Wednesday, August 5, 2020. Senior management of GasLog and GasLog Partners will review the operational and financial performance of both companies. The presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

+1 855 253 8928 (USA)

+44 20 3107 0289 (United Kingdom)

+33 1 70 80 71 53 (France)

+852 5819 4851 (Hong Kong)

+47 2396 4173 (Oslo)

Conference ID: 1796557

A live webcast of the conference call will also be available on the Investor Relations page of both the GasLog (http://www.gaslogltd.com/investors) and GasLog Partners (http://www.gaslogmlp.com/investors) websites.

For those unable to participate in the conference call, a replay of the webcast will be available on the Investor Relations pages of the companies’ websites as referenced above.

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters. GasLog Partners’ fleet consists of 15 LNG carriers with an average carrying capacity of approximately 158,000 cbm. GasLog Partners’ principal executive offices are located at 69 Akti Miaouli, 18537, Piraeus, Greece. Visit GasLog Partners’ website at http://www.gaslogmlp.com.

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, and the impact of cash distribution reductions on the Partnership’s business and growth prospects, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•                  general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, including geopolitical events, technological advancements and opportunities for the profitable operations of LNG carriers;

•                  fluctuations in charter hire rates, vessel utilization and vessel values;

•                  our ability to secure new multi-year charters at economically attractive rates;

•                  our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not operating under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact our ability to secure employment for such vessels as well as the rate at which we can charter such vessels;

•                  changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;

•                  number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;

•                  planned capital expenditures and availability of capital resources to fund capital expenditures;

•                  disruption to the LNG, LNG shipping and financial markets caused by the global shutdown as a result of the COVID-19 pandemic;

•                  fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;

•                  fluctuations in exchange rates, especially the U.S. dollar and the Euro;

•                  our ability to expand our portfolio by acquiring vessels through our drop-down pipeline with GasLog or by acquiring other assets from third parties;

•                  our ability to leverage GasLog’s relationships and reputation in the shipping industry;

•                  the ability of GasLog to maintain long-term relationships with major energy companies and major LNG producers, marketers and consumers;

•                  GasLog’s relationships with its employees and ship crews, its ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;

•                  changes in the ownership of our charterers;

•                  our customers’ performance of their obligations under our time charters and other contracts;

•                  our future operating performance, financial condition, liquidity and cash available for distributions;

•                  our distribution policy and our ability to make cash distributions on our units or the impact of cash distribution reductions on our financial position;

•                  our ability to obtain debt and equity financing on acceptable terms to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, funding by GasLog of the revolving credit facility and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•                  future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•                  risks inherent in ship operation, including the discharge of pollutants;

•                  the impact on us and the shipping industry of environmental concerns, including climate change;

•                  any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event;

•                  the expected cost of and our ability to comply with environmental and regulatory requirements, including with respect to emissions of air pollutants and greenhouse gases, as well as future changes in such requirements or other actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•                  potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists;

•                  potential liability from future litigation; and

•                  other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on March 3, 2020 and Quarterly Report on Form 6-K filed with the SEC on May 7, 2020, available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of distributions are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Marshall Islands law and such other factors as our board of directors may deem relevant.

Contacts:

Achilleas Tasioulas

Chief Financial Officer

Phone: +30-210-459-1210

Joseph Nelson

Head of Investor Relations

Phone: +1-212-223-0643

E-mail: ir@gaslogmlp.com

EXHIBIT I – Unaudited Interim Financial Information: IFRS Common Control Reported Results

Unaudited condensed consolidated statements of financial position

As of December 31, 2019 and June 30, 2020

(All amounts expressed in thousands of U.S. Dollars, except unit data)

	December 31, 2019	June 30, 2020
Assets
Non-current assets
Other non-current assets	128	285
Tangible fixed assets	2,286,430	2,238,857
Right-of-use assets	1,033	759
Total non-current assets	2,287,591	2,239,901
Current assets
Trade and other receivables	7,147	12,943
Inventories	3,353	4,222
Prepayments and other current assets	1,597	16,526
Derivative financial instruments	372	—
Cash and cash equivalents	96,884	72,210
Total current assets	109,353	105,901
Total assets	2,396,944	2,345,802
Partners’ equity and liabilities
Partners’ equity
Common unitholders (46,860,182 units issued and outstanding as of December 31, 2019 and 46,737,124 units issued and outstanding as of June 30, 2020)	606,811	581,227
General partner (1,021,336 units issued and outstanding as of December 31, 2019 and June 30, 2020)	11,271	10,735
Preference unitholders (5,750,000 Series A Preference Units, 4,600,000 Series B Preference Units and 4,000,000 Series C Preference Units issued and outstanding as of December 31, 2019 and June 30, 2020)	347,889	347,889
Total partners’ equity	965,971	939,851
Current liabilities
Trade accounts payable	16,630	18,553
Due to related parties	5,642	6,540
Derivative financial instruments	2,607	8,864
Other payables and accruals	51,570	39,777
Borrowings—current portion	109,822	313,009
Lease liabilities—current portion	472	427
Total current liabilities	186,743	387,170
Non-current liabilities
Derivative financial instruments	6,688	12,276
Borrowings—non-current portion	1,236,202	1,006,102
Lease liabilities—non-current portion	414	224
Other non-current liabilities	926	179
Total non-current liabilities	1,244,230	1,018,781
Total partners’ equity and liabilities	2,396,944	2,345,802

Unaudited condensed consolidated statements of profit or loss

For the three and six months ended June 30, 2019 and June 30, 2020

(All amounts expressed in thousands of U.S. Dollars, except per unit data)

	For the three months ended		For the six months ended
	June 30, 2019	June 30, 2020	June 30, 2019	June 30, 2020
Revenues	91,805	84,448	185,690	175,801
Net pool allocation	1,024	—	1,058	—
Voyage expenses and commissions	(2,037)	(2,782)	(3,874)	(6,670)
Vessel operating costs	(18,548)	(16,895)	(37,179)	(35,988)
Depreciation	(22,137)	(20,675)	(44,007)	(41,273)
General and administrative expenses	(4,741)	(4,421)	(9,435)	(8,592)
Impairment loss on vessels	—	(18,841)	—	(18,841)
Profit from operations	45,366	20,834	92,253	64,437
Financial costs	(18,484)	(13,067)	(38,116)	(28,580)
Financial income	527	77	1,165	276
(Loss)/gain on derivatives	(8,266)	369	(13,143)	(13,751)
Total other expenses, net	(26,223)	(12,621)	(50,094)	(42,055)
Profit for the period	19,143	8,213	42,159	22,382
Less:
Profit attributable to GasLog’s operations	—	—	(2,650)	—
Profit attributable to Partnership’s operations	19,143	8,213	39,509	22,382
Partnership’s profit attributable to:
Common units	11,329	617	23,858	7,063
General partner units	232	14	487	155
Incentive distribution rights	N/A	N/A	—	N/A
Preference units	7,582	7,582	15,164	15,164

Earnings per unit for the period (basic and diluted):
Common unit, basic	0.25	0.01	0.53	0.15
Common unit, diluted	0.25	0.01	0.52	0.14
General partner unit	0.25	0.01	0.52	0.15

Unaudited condensed consolidated statements of cash flows

For the six months ended June 30, 2019 and June 30, 2020

(All amounts expressed in thousands of U.S. Dollars)

	For the six months ended
	June 30, 2019	June 30, 2020

Cash flows from operating activities:
Profit for the period	42,159	22,382
Adjustments for:
Depreciation	44,007	41,273
Impairment loss on vessels	—	18,841
Financial costs	38,116	28,580
Financial income	(1,165)	(276)
Unrealized loss on derivatives held for trading	14,253	12,217
Share-based compensation	509	659
	137,879	123,676
Movements in working capital	(11,882)	(29,083)
Cash provided by operations	125,997	94,593
Interest paid	(34,308)	(28,369)
Net cash provided by operating activities	91,689	66,224
Cash flows from investing activities:
Payments for tangible fixed assets	(6,737)	(12,027)
Return of capital expenditures	4,021	—
Financial income received	1,130	307
Maturity of short-term investments	15,000	—
Purchase of short-term investments	(24,000)	—
Net cash used in investing activities	(10,586)	(11,720)
Cash flows from financing activities:
Borrowings drawdowns	435,000	25,940
Borrowings repayments	(403,072)	(55,805)
Payment of loan issuance costs	(4,972)	(189)
Proceeds from public offerings and issuances of common units and general partner units (net of underwriting discounts and commissions)	1,996	—
Repurchases of common units	(9,921)	(996)
Payment of offering costs	(890)	(15)
Cash distribution to GasLog in exchange for contribution of net assets	(93,646)	—
Distributions paid	(69,712)	(47,885)
Payments for lease liabilities	(247)	(228)
Net cash used in financing activities	(145,464)	(79,178)
Decrease in cash and cash equivalents	(64,361)	(24,674)
Cash and cash equivalents, beginning of the period	133,370	96,884
Cash and cash equivalents, end of the period	69,009	72,210

EXHIBIT II

Non-GAAP Financial Measures:

IFRS Common Control Reported Results in our Financial Statements and Partnership Performance Results

Our Partnership Performance Results are non-GAAP measures and exclude amounts related to GAS-twelve Ltd. (the owner of the GasLog Glasgow) for the period prior to its transfer to the Partnership on April 1, 2019. While such amounts are reflected in the Partnership’s unaudited condensed consolidated financial statements because the transfer to the Partnership was accounted for as a reorganization of entities under common control under IFRS, GAS-twelve Ltd. was not owned by the Partnership prior to its transfer to the Partnership on April 1, 2019 and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfer.

Our IFRS Common Control Reported Results include the accounts of the Partnership and its subsidiaries. Transfers of vessel owning subsidiaries from GasLog are accounted for as reorganizations of entities under common control and the Partnership’s consolidated financial statements are restated to reflect such subsidiaries from the date of their incorporation by GasLog as they were under the common control of GasLog.

Amounts reflected in the Partnership’s unaudited condensed consolidated financial statements for the three months ended June 30, 2019, the three months ended March 31, 2020 and the three months ended June 30, 2020 are fully attributable to the Partnership. The Partnership Performance Results reported in the second quarter of 2019, the first quarter of 2020 and the second quarter of 2020, respectively, are the same as the IFRS Common Control Reported Results for the respective periods since there were no vessel acquisitions from GasLog during these quarters, which would have resulted in retrospective adjustment of the historical financial statements.

GasLog Partners believes that these non-GAAP financial measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership which is necessary to understand the underlying basis for the calculations of the quarterly distribution and the earnings per unit, which similarly exclude the results of acquired vessels prior to their transfers to the Partnership. These non-GAAP financial measures should not be viewed in isolation or as substitutes for the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results.

EXHIBIT III

Non-GAAP Financial Measures:

EBITDA is defined as earnings before financial income and costs, gain/loss on derivatives, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before impairment loss on vessels. Adjusted Profit represents earnings before (a) non-cash gain/loss on derivatives that includes unrealized gain/loss on derivatives held for trading, (b) write-off and accelerated amortization of unamortized loan fees and (c) impairment loss on vessels. Adjusted EPU, represents earnings attributable to unitholders before (a) non-cash gain/loss on derivatives that includes unrealized gain/loss on derivatives held for trading, (b) write-off and accelerated amortization of unamortized loan fees and (c) impairment loss on vessels. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU, which are non-GAAP financial measures, are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Partnership believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Partnership believes that including EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common units. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, financial costs, gain/loss on derivatives, taxes, depreciation and amortization; in the case of Adjusted EBITDA, impairment loss on vessels and, in the case of Adjusted Profit and Adjusted EPU, non-cash gain/loss on derivatives, write-off and accelerated amortization of unamortized loan fees and impairment loss on vessels, which items are affected by various and possibly changing financing methods, financial market conditions, general shipping market conditions, capital structure and historical cost basis and which items may significantly affect results of operations between periods. In the current period, impairment has been excluded from Adjusted EBITDA, Adjusted Profit and Adjusted EPU because impairment loss on vessels represents the excess of their carrying amount over the amount that is expected to be recovered from them in the future and therefore is not considered representative of the underlying operations of the Partnership.

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU are not adjusted for all non-cash income or expense items that are reflected in our statement of cash flows and other companies in our industry may calculate these measures differently to how we do, limiting their usefulness as comparative measures. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU exclude some, but not all, items that affect profit or loss and these measures may vary among other companies. Therefore, EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU as presented herein may not be comparable to similarly titled measures of other companies. The following tables reconcile EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU to Profit, the most directly comparable IFRS financial measure, for the periods presented.

In evaluating EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU should not be construed as an inference that our future results will be unaffected by the excluded items.

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU are presented on the basis of IFRS Common Control Reported Results and Partnership Performance Results. Partnership Performance Results are non-GAAP measures. Amounts reflected in the Partnership’s unaudited condensed consolidated financial statements for the three months ended June 30, 2019, the three months ended March 31, 2020 and the three months ended June 30, 2020 are fully attributable to the Partnership. The Partnership Performance Results reported in the second quarter of 2019, the first quarter of 2020 and the second quarter of 2020, respectively, are the same as the IFRS Common Control Reported Results for the respective periods since there were no vessel acquisitions from GasLog during these quarters, which would have resulted in retrospective adjustment of the historical financial statements.

Reconciliation of Profit to EBITDA and Adjusted EBITDA:

(Amounts expressed in thousands of U.S. Dollars)

	IFRS Common Control Reported Results/ Partnership Performance Results
	For the three months ended
	June 30, 2019	March 31, 2020	June 30, 2020
Profit for the period	19,143	14,169	8,213
Depreciation	22,137	20,598	20,675
Financial costs	18,484	15,513	13,067
Financial income	(527)	(199)	(77)
Loss/(gain) on derivatives	8,266	14,120	(369)
EBITDA	67,503	64,201	41,509
Impairment loss on vessels	—	—	18,841
Adjusted EBITDA	67,503	64,201	60,350

Reconciliation of Profit to Adjusted Profit:

(Amounts expressed in thousands of U.S. Dollars)

	IFRS Common Control Reported Results/ Partnership Performance Results
	For the three months ended
	June 30, 2019	March 31, 2020	June 30, 2020
Profit for the period	19,143	14,169	8,213
Non-cash loss/(gain) on derivatives	8,646	13,652	(1,435)
Impairment loss on vessels	—	—	18,841
Adjusted Profit	27,789	27,821	25,619

Reconciliation of Profit to EPU and Adjusted EPU:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	June 30, 2019	March 31, 2020	June 30, 2020
Profit for the period and profit attributable to Partnership’s operations	19,143	14,169	8,213
Adjustment for:
Paid and accrued preference unit distributions	(7,582)	(7,582)	(7,582)
Partnership’s profit attributable to:	11,561	6,587	631
Common units	11,329	6,446	617
General partner units	232	141	14
Weighted average units outstanding (basic)
Common units	45,300,760	46,764,077	46,713,991
General partner units	930,387	1,021,336	1,021,336
EPU (basic)
Common units	0.25	0.14	0.01
General partner units	0.25	0.14	0.01

	For the three months ended
	June 30, 2019	March 31, 2020	June 30, 2020
Profit for the period and profit attributable to Partnership’s operations	19,143	14,169	8,213
Adjustment for:
Paid and accrued preference unit distributions	(7,582)	(7,582)	(7,582)
Partnership’s profit used in EPU calculation	11,561	6,587	631
Non-cash loss/(gain) on derivatives	8,646	13,652	(1,435)
Impairment loss on vessels	—	—	18,841
Adjusted Partnership’s profit used in EPU calculation attributable to:	20,207	20,239	18,037
Common units	19,803	19,805	17,650
General partner units	404	434	387
Weighted average units outstanding (basic)
Common units	45,300,760	46,764,077	46,713,991
General partner units	930,387	1,021,336	1,021,336
Adjusted EPU (basic)
Common units	0.44	0.42	0.38
General partner units	0.43	0.42	0.38

Distributable Cash Flow

Distributable cash flow means Adjusted EBITDA, on the basis of the Partnership Performance Results, after considering financial costs for the period, including realized loss on derivatives (interest rate swaps and forward foreign exchange contracts) and excluding amortization of loan fees, lease expense, estimated dry-docking and replacement capital reserves established by the Partnership and accrued distributions on preference units, whether or not declared. Estimated dry-docking and replacement capital reserves represent capital expenditures required to renew and maintain over the long-term the operating capacity of, or the revenues generated by, our capital assets. Distributable cash flow, which is a non-GAAP financial measure, is a quantitative standard used by investors in publicly traded partnerships to assess their ability to make quarterly cash distributions. Our calculation of Distributable cash flow may not be comparable to that reported by other companies. Distributable cash flow has limitations as an analytical tool and should not be considered as an alternative to, or substitute for, or superior to, profit or loss, profit or loss from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS. The table below reconciles Distributable cash flow to Profit for the period attributable to the Partnership.

Reconciliation of Distributable Cash Flow to Partnership’s Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	June 30, 2019 (1)	March 31, 2020	June 30, 2020 (4)
Partnership’s profit for the period	19,143	14,169	8,213
Depreciation	22,137	20,598	20,675
Financial costs	18,484	15,513	13,067
Financial income	(527)	(199)	(77)
Loss/(gain) on derivatives	8,266	14,120	(369)
EBITDA	67,503	64,201	41,509
Impairment loss on vessels	—	—	18,841
Adjusted EBITDA	67,503	64,201	60,350
Financial costs (excluding amortization of loan fees and lease expense) and realized loss on derivatives	(16,666)	(14,467)	(12,644)
Dry-docking capital reserve (2)	(4,170)	(4,027)	(4,027)
Replacement capital reserve (2)	(9,686)	(10,769)	(10,769)
Accrued preferred equity distribution	(7,582)	(7,582)	(7,582)
Distributable cash flow	29,399	27,356	25,328
Other reserves (3)	(2,759)	(21,389)	(19,358)
Cash distribution declared	26,640	5,967	5,970

(1)             Excludes amounts related to GAS-twelve Ltd., the owner of the GasLog Glasgow for the period prior to its transfer to the Partnership on April 1, 2019. While such amounts are reflected in the Partnership’s unaudited condensed consolidated financial statements because the transfer to the Partnership was accounted as a reorganization of entities under common control under IFRS, GAS-twelve Ltd. was not owned by the Partnership prior to its respective transfer to the Partnership in April 2019 and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfer.

(2)             Effective January 1, 2020, the Partnership revised the assumed re-investment rate used in calculating the dry-docking capital reserve and the replacement capital reserve to reflect recent movements in market interest rate forecasts.

(3)             Refers to movements in reserves (other than the dry-docking and replacement capital reserves) for the proper conduct of the business of the Partnership and its subsidiaries.

(4)             For the three months ended June 30, 2020, the cash distributions declared and the other reserves have been calculated based on the number of units issued and outstanding as of June 30, 2020.